June 8, 2009

André Levasseur
C/O: Zarlink Semiconductor
400 March Road, Ottawa, ON, Canada
Dear André:

I am pleased to offer you employment with Zarlink Semiconductor Inc. (“Zarlink” or “Company”) on the following terms and conditions. This offer and its acceptance by you will constitute an employment agreement between Zarlink and you.

All amounts are in Canadian dollars.

1.	Work Responsibilities

You will be employed full-time in the position of Sr. Vice President, Finance and Chief Financial Officer, reporting to Kirk Mandy, Company CEO and will be based in the Company’s Ottawa, Ontario offices. Your start date will be June 15, 2009.

In this position, you will devote your best efforts, and your full working time, skill and attention, to carrying out your duties and to promoting the interests of the Company. You will be expected to perform all services and duties customarily associated with your position, together with such additional duties and responsibilities as assigned from time to time.

You agree not to be employed or engaged in any other capacity (including as a director) promoting, undertaking or carrying on any other business apart from that of Zarlink, without the prior written authorization of the Board. This does not preclude you from any passive or personal investments that you may wish to hold, unless with a competitor of the company, in which case you will advise the Board prior to making such investments, unless the investments are made through an independently managed fund or your ownership represents less than 0.1 % of a corporation’s publicly traded shares.

2. Salary and Incentives

Your annual base salary will be $239,200.

In addition, you will be eligible to participate in the Zarlink Bonus Plan at 50% of base salary.  Details of the plan will be communicated to you.

3.	Stock Options

We are pleased to offer you 200,000  Zarlink Semiconductor stock options, pursuant to Zarlink’s 1991 Employee Stock Option Plan subject to and conditional on Board of Director approval at the July 2009 Board meeting.  Grants will be made, dated and priced on the date of Board approval.

4.	Health, Dental and Related Benefits

ZARLINK maintains a comprehensive group employee benefits plan, made available to our employees. Enclosed you will find a benefits package which describes the available benefits. Your eligibility for coverage and for benefits will be determined in accordance with the specific terms and conditions of the Plan.

5.	Company car

You are eligible to participate in the Zarlink Canadian Senior Vice-President Fleet Vehicle Program in accordance with its terms and conditions.

6.	Pension

You will be entitled to participate in the Canadian Executive Pension Plan which provides a combination of annual payments by Zarlink into an RRSP and SERP for your benefit.  The annual funding cost paid by Zarlink is 15% of your base salary and car allowance.

7.	Vacation

Zarlink will provide you four (4) weeks paid vacation leave per fiscal year, accrued in equal bi-weekly installments.  In accordance with Zarlink’s Canadian Vacation Policy, vacation accrual will cease at anytime during the year that your accrual reaches 150 hours.  The accrual will re-start once that total comes back down below 150 hours.  You will be offered a reasonable time to reduce your current vacation accrual to the 150 hour cap, if applicable.  In addition Zarlink will provide paid statutory holidays in accordance with company policy and any other leave you are legally entitled to receive, all in accordance with employment standards legislation and Zarlink’s policies.

8.	Expenses

The Company will pay or reimburse you for all reasonable and necessary out-of-pocket expenses actually incurred by you in the performance of your services under this Agreement, provided you provide proper records and/or receipts for such expenses and otherwise properly account for such expenses in accordance with the Company’s policy as presently in effect and amended from time to time.

9.	D&O Insurance Coverage

You will be entitled to director and officer insurance coverage in line with the Company’s D&O insurance policy terms and conditions for your acts and omissions while employed as an officer of the Company on a basis no less favorable to you than the coverage provided to all other similarly situated officers.

10.	Confidentiality of Information and Ownership of Proprietary Property

The Company agrees to and will impart to you and provide you with access to its Confidential Information. “Confidential Information” means all information and compilations of information of any kind, type or nature (tangible and intangible, written or oral, and including information contained, stored, or transmitted through any electronic medium), whether owned by the Company or licensed from third parties, which, at any time during your employment, is devised, developed, designed or discovered or otherwise acquired or learned by you to the extent it relates to the Company, including without limitation, products and services, including without limitation, plans, procedures, formulae, processes, pricing, and costs; customers, including without limitation, lists, contact information, pricing, preferences, and other non-public information concerning customers; sources of supply and vendors; good-will; marketing plans, strategies, and budget; management and employees, including without limitation, compensation, personal data, contact information, and other non-public information concerning employees; technology, technical data, research, manuals, drawings, designs, and documentation; financial condition, including without limitation, product or service fees, sales information, volume, pricing, costs, properties, assets, analysis, and reports and the information contained therein; accounting and business methods and plans; business development, including without limitation, plans, prospects, strategies, fees, costs, pricing, and new ideas and developments; inventions made, developed or conceived by the Company and/or its subsidiaries and affiliates; trade secrets; and computer software, specifications, source code, and executable code.

You acknowledge and agree that the Confidential Information is valuable and is a unique asset that provides the Company an advantage over competitors; is developed or acquired by the Company at considerable time and expense, and is proprietary to the Company and is intended to be used solely for the benefit of the Company.  You acknowledge and agree that, but for your agreement to the terms and conditions of this Agreement, the Company would not impart or provide access to such Confidential Information.

As a condition of your acceptance of this offer, you are required to provide Zarlink with an executed original of the enclosed Intellectual Property Rights & Non-Solicitation Agreement.  Please note the ongoing nature of the obligations set out in the Agreement. The terms of this Agreement form part of the terms and conditions of this employment agreement. In addition, you will be required to sign Zarlink’s “Code of Ethics and Business Conduct” as a condition of employment.  This will be provided to you on your start date.

11.	Notification of Materials or Documents from Other Employers.

You warrant that you will not bring to Zarlink or use in the performance of your responsibilities at Zarlink any information, materials or documents of a former employer that are not generally available to the public, unless you obtained express written authorization from the former employer for their possession and use, and disclosed such circumstances to Zarlink.

12.	Notification of Other Post-Employment Obligations

As part of your employment with Zarlink, you are not to breach any obligation of confidentiality that you have to former employers, and you agree to honor all such obligations to former employers during your employment with Zarlink.  You warrant that you are not subject to an employment agreement or restrictive covenant preventing full performance of your duties under this Agreement.

13.	Director, CEO and Executive Stock Ownership

As an executive of Zarlink reporting directly to the CEO, you will be required to establish and hold specified stock ownership levels in the Company within defined periods of time in accordance with the terms and conditions as set out in the Directors, CEO and Executive Stock Ownership Policy (policy available at www.Zarlink.com).

14.	Cessation of Employment

a.	Definitions

            For the purposes of this employment agreement, the following definitions apply:

“Cause” means (i) your commission of any act of dishonesty, fraud, misrepresentation, misappropriation, embezzlement or the like, which was intended to result in substantial gain or personal enrichment for you at the expense of the Company; (ii) your unauthorized use or intentional disclosure of any confidential information or trade secrets of the Company (not including inadvertent or non-injurious disclosures), including your breach of that certain Intellectual Property Rights & Non-Solicitation Agreement entered into in connection herewith; (iii) any willful or intentional violation by you of a law or regulation applicable to the Company’s business, which violation, in the reasonable discretion of the Board, is or is reasonably likely to be injurious to the Company; (iv) your commission of (a) a felony or (b) any other crime which involves moral turpitude or which would seriously damage the reputation of the Company; (v) gross negligence or willful misconduct in the performance of your duties after written notice from the Company identifying the misconduct, and if reasonably capable of being cured, a reasonable cure period of not less than thirty (30) days; or (vi) your willful or intentional violation of a material Company policy or procedure that is injurious to the Company.

“Incapacity” means any permanent physical or mental incapacity, disability or condition which prevents you from performing the essential duties of your position, even with reasonable accommodation, for a period of not less than 90 consecutive days and with no reasonable prospect of recovery, as determined in good faith by Zarlink on the basis of medical evidence satisfactory to the Board.

“Termination Date” means:

(i)
if Zarlink terminates your employment, the date designated by the  Company as the last day of your employment (without reference to any applicable notice period to which you may be entitled, whether under statute, common law, contract, or otherwise);

(ii)	if you resign your employment with Zarlink, the date which is the end of the three-month notice period or such shorter notice period as the parties agree;

(iii)	if you die, the date of death;

(iv)	in the event of Incapacity, the date designated by Zarlink as the last day of your employment after determination that such Incapacity exists.

b.	Notice of Resignation

You may resign at any time, for any reason, upon giving a minimum of three month advance written notice or such shorter notice period as the parties agree. Zarlink reserves the right to accelerate the Termination Date.

      c.      Entitlements upon Resignation, Termination for Cause

If you resign or your employment is terminated for Cause, then you will be entitled to receive any compensation, benefits and perquisites which have accrued up to the Termination Date. Your rights respecting any options, which have been granted to you, will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan, as it may be amended from time to time.

      d.      Entitlements upon Death, Incapacity

If you die, or if determined that you suffer an Incapacity, then you (or your estate, in the event of your death) will be entitled to receive any compensation, benefits and perquisites which have accrued up to the Termination Date. Your rights respecting any options, which have been granted to you, will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan, as it may be amended from time to time.

      e.      Entitlements upon Termination without Cause

If your employment is terminated by the Company without Cause you will be provided with the following termination package (which is inclusive of any statutory entitlements you may have under applicable employment standards legislation, and will be provided net of required deductions):

(i)	You will be paid for all time worked and your accrued vacation balance through the Termination Date. This payment will be made within 30 days following the Termination Date.

(ii)
You will be paid in a lump sum an amount equal to twelve (12) months of your then current annual base salary net of required tax and other withholdings. This payment will be made within 30 days following the Termination Date.

(iii)	You will be paid in a lump sum an amount in lieu of bonus equal to one times your target annual bonus. This payment will be made within 30 days following the Termination Date.

(iv)
You will receive continued group life and health benefits coverage until the earlier of one year following the Termination Date or 30 days after you secure substantially similar replacement coverage through re-employment.  Please note that long-term disability coverage will not be continued after the Termination Date.  You will be required to notify Zarlink in writing forthwith if you secure substantially similar replacement coverage, during the continuation period.

(v)
You will have six (6) months following the Termination Date (or until the natural expiry date of your stock options, whichever is earlier), to exercise any stock options which have been granted to you under the Zarlink 1991 Stock Option Plan, as it may be amended from time to time, and which have vested as of the last day of that six (6) month period.  In all other respects, your rights respecting any options, which have been granted to you, will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan, as it may be amended from time to time.

(vi)	All other perquisites, if any, will cease 30 days following the Termination Date.

f.	Resignation of Office

If your employment ends for any reason, you agree to resign in writing effective upon   the Termination Date from any office or directorship held with Zarlink or with any subsidiary or affiliated company.

15.	Non-Competition and Non-Solicitation Obligations

You acknowledge and agree that your training, work and experience with the Company will enhance your value to competitors, and that the nature of the Confidential Information will make it difficult, if not impossible for you to work in any business that competes directly with the principal business of the Company without disclosing or utilizing the Confidential Information to which you have access during the course of your employment.  You further acknowledge and agree that the Company’s agreement to impart to and to provide you with access to its Confidential Information is ancillary to and contingent upon your agreement that you will not, for a period of twelve (12) months immediately following the Termination Date:

a.
 participate (as an employee or consultant, executive, director or significant investor (greater than 20%)) in any business operating anywhere in the world that competes directly with the principal businesses of Zarlink (or its successors);

b.	directly or indirectly solicit any of Zarlink’s customers for business in competition with Zarlink (or its successors); and,

c.
solicit, entice, approach or induce any of Zarlink’s employees or consultants to leave their employment or to end their consultancy arrangements with Zarlink (or its successors) or to join another business or organization.

16.	Notices

All notices, requests, and other communications hereunder must be in writing and will be deemed to have been duly given only if (i) delivered personally to a person authorized to accept, (ii) delivered by facsimile transmission with transmission confirmation, (iii) mailed (by Canadian certified or registered mail, return receipt requested), or (iv) delivered by overnight courier at the following addresses and facsimile numbers:

                        To the Company:

Zarlink Semiconductor Inc.

400 March Road

Ottawa, Ontario, Canada K2K 3H4

Facsimile: 613 270-7403

Attn: Eileen Speirs

                        To the Employee:

 André  Levasseur

 C/O 400 March Road, Ottawa, ON, Canada

All such notices, requests, and other written communications will (i) if delivered personally or by overnight carrier to the address as provided herein, be deemed given upon delivery and (ii) if delivered by facsimile transmission or by Canadian mail in the manner and to the address as provided herein, be deemed given three (3) days after the date of the facsimile transmission verification or after deposit in the Canadian mail.  Any party from time to time may change its address, facsimile number, or other information for the purpose of notices to that party by giving written notice specifying such change to the other parties hereto.

17.	Choice of Law and Jurisdiction

This employment agreement will be governed by and construed in accordance with the laws of the Province of Ontario, Canada, without regard to the principles of conflicts of law, and will in all respects be treated as an Ontario contract.  In the event of a dispute, you agree that any legal proceedings must be brought in the state or federal courts in the City of Ottawa, in the Province of Ontario, and you hereby submit to personal jurisdiction in such courts in connection with any such dispute.

18.	Whole Agreement

By accepting this offer of employment, you are agreeing that the terms and conditions set out in this offer (including the terms and conditions of any documents enclosed) represent the entire agreement relating to your employment with the Company; that any and all previous agreements or representations, written or oral, are hereby terminated and cancelled; and that you hereby release Zarlink from any and all claims whatsoever under or in respect of any such previous agreements or representations. If any provision of this Agreement is held to be unenforceable in whole or in part, the remaining provisions shall remain in full force and effect, and such unenforceable provision shall be deemed to be automatically amended and replaced by a legal, valid and enforceable provision which accomplishes as far as possible the purposes and intent of such original provision.

We trust that you will find this offer of employment responsive to your needs. To signify your acceptance, please sign below, and return one complete signed original of this offer and of the enclosed Agreement to the attention of Eileen Speirs, no later than the close of business, June 8, 2009.

All of us at Zarlink look forward to working with you.

Zarlink Semiconductor Inc.

Per: /s/ Kirk Mandy
Kirk Mandy
President and CEO

Acknowledgement and Acceptance

I, André Levasseur, have read and reviewed, in their entirety, this offer of employment dated June 8, 2009 and the documents enclosed.   I have had an opportunity to ensure that I clearly understand the terms and conditions of my employment with Zarlink, and I have had the opportunity to confer with an independent legal advisor if I so wished, in advance of accepting this offer of employment.  I hereby represent and confirm to Zarlink that I am not under any contractual or other legal obligation, which prevents me from accepting this offer of employment or from abiding by the terms and conditions of my employment with Zarlink.  I accept this conditional offer of employment, and agree to the terms and conditions as set out.

DATED AT  ____Ottawa_______________ this   8th__day of ___June__, 2009.

/s/ Andre Levasseur

André  Levasseur